SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For November 19, 2003

ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands

                     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

                     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

                     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report contains a copy of the following:

(1)     The Press Release issued on November 19, 2003

Amsterdam, 19 November 2003

ING Chairman Ewald Kist retires as of 1 June 2004; Michel Tilmant appointed as successor

After serving in a number of executive positions with Nationale-Nederlanden and ING Group for a period of 35 years Ewald Kist will retire on 1 June 2004 as Chairman of the Executive Board of ING Group, having reached the retirement age of 60. Ewald Kist has been Chairman of the Executive Board since 1 June 2000.

The Supervisory Board appointed Michel Tilmant as successor to Ewald Kist as Chairman of the Executive Board of ING Group. Michel Tilmant is currently Vice-Chairman of the Executive Board, Chairman of the Executive Committee ING Europe and Chairman of ING Bank N.V.

Appointments Executive Board ING Group

The Supervisory Board intends to propose to the Annual Shareholders Meeting of 27 April 2004 to appoint Eli Leenaars as member of the Executive Board of ING Group as of 27 April 2004. Eli Leenaars is currently Chief Executive Officer ING Central Europe and member of the Executive Committee ING Europe.

It will also be proposed to appoint Eric Boyer de la Giroday as member of the Executive Board of ING Group as of 27 April 2004. Eric Boyer de la Giroday is currently member of the Management Committee ING South West Europe, responsible for Financial Markets and Wholesale Banking, and member of the Board of ING Belgium S.A.

The new division of responsibilities within the Executive Board of ING Group will be announced on or around the Annual Shareholders Meeting on 27 April 2004.

Cor Herkströter, Chairman of the Supervisory Board of ING Group, said: “On behalf of the Supervisory Board I wish to express my sincere gratitude and appreciation for the outstanding contribution Ewald Kist made to ING Group and its predecessor companies over the past 35 years.”

— more on page 2 —

The composition of the ING Group Executive Board after the retirement of Ewald Kist:

Michel Tilmant
Eric Boyer de la Giroday
Fred Hubbell
Eli Leenaars
Cees Maas
Alexander Rinnooy Kan

Media enquiries: ING Group, Peter Jong, tel. + 31 20 541 5457

Note to editors:
(Biopics on request)

Michel Tilmant (1952) started his working career with Morgan Guaranty Trust Company of New York. In 1992 he joined the Executive Board of Bank Brussels Lambert, where he was appointed Chairman in 1997. After the acquisition of BBL by ING in 1998, Michel Tilmant was appointed member of the Executive Board of ING Group. On 1 June 2000 Michel Tilmant was appointed Vice-Chairman of ING Group. As of 2000 he also holds the position of Chairman of the Executive Committee ING Europe and Chairman of ING Bank N.V. Michel Tilmant has the Belgian nationality.

Eli Leenaars (1961) started his working career with Amro Bank N.V. in the Corporate Banking Division. He joined ING Bank in 1991 as Relationship Manager for Global Clients. In 1997 he was appointed Country Manager of ING Barings Poland, based in Warsaw. In 2000 he was appointed General Manager and Chief Executive Officer ING Latin America, based in Atlanta. In 2002 he became Member of the Management Committee ING South West Europe. Eli Leenaars is currently Chief Executive Officer ING Central Europe and member of the Executive Committee ING Europe. Eli Leenaars has the Dutch nationality.

Eric Boyer de la Giroday (1952) worked for Citibank from 1978 until 1984 in various assignments in Corporate Banking and Treasury in Europe and the US. After joining BBL in 1984 he was appointed Head of Syndicated Loans and Private Placements in 1986. In 1990 he became Head of Capital Markets. Eric Boyer de la Giroday is currently member of the Management Committee ING South West Europe, responsible for Financial Markets and Wholesale Banking, and member of the Board of ING Belgium S.A. He is also Deputy Chief Executive Officer of Financial Markets ING Group. Eric Boyer de la Giroday has the Belgian nationality.

SIGNATURE

                     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

ING Groep N.V. (Registrant)
By:	/s/ H. van Barnevald

	Name: Title:	H. van Barneveld General Manager Corporate Control & Finance
By:	/s/ C.F. Drabbe

	Name: Title:	C.F. Drabbe Assistant General Counsel

Date: November 19, 2003